UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 23, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Bulletin Board

Share Price Movements

Previously the company has made comments about the way our share price moves about.  There has recently been sustained selling pressure, not a huge volume but enough to dent the price outside general market movements.

The recent fall may have been generated to some extent by recent changes in the company, changes necessary to ensure the Metal Storm technology comes to fruition in the RedbackTM and 3GL products as early as possible.

The changes mean we are in good shape to hit our objectives.  We are getting on with the job, building, testing, and meeting our program milestones.
Financially the company is in a much better position than at any time in the last year and the Team is positive and committed. We continue to make good progress on balanced internal cost cutting, contract work in the US is proceeding on plan, and the second stage of the capital raising is progressing well.

I am confident the company has the people, the focus and the financial resources to deliver on RedbackTM, 3GL, our current contracts and, in time, the deep tail of applications which I believe will follow.

I should emphasise that .there is nothing of which the company is aware that has not been publicly disclosed which would explain the movement in the share price.

RedbackTM Weapon System

Following the successful initial test-firing in Singapore and display at the
Asian Aerospace Exhibition in February this year, the RedbackTM Weapons System prototype was recently exhibited by the consortium members, EOS, Metal Storm and ST Kinetics, at the Eurosatory Defence Industry Exhibition in Paris where it attracted a significant level of interest from a range of different countries.

This exhibition was an important event for Metal Storm and RedbackTM because it provided exposure to a broad international market and the opportunity to gather valuable market data and feedback.

The Eurosatory exhibition is recognized as on of the largest international gatherings of land-air defence and security equipment specialists with exhibitors and visitors from defence industries  coming from 5 continents.
Over 1,100 exhibitors and 45,000 visitors attended.

The response from the Eurosatory exhibition is further confirmation of the need for a system such as RedbackTM to fill specific defence needs in today’s operating environments.

As previously detailed, RedbackTM is an integrated system  comprised of a
Metal Storm gun pod, Metal Storm/ST Kinetics electronically initiated munitions, an EOS mount and gimbal, and EOS’s combat-proven laser targeting and electronic fire control systems.

Consortium members are currently focused on refining and building system components in preparation for further test-firings and system trials with the objective of having the system operationally ready by the end of 2007 as planned.

ADWS and AICW

The company is continuing to seek commercial opportunities for the ADWS and
AICW concepts.   Whilst the current focus is on the RedbackTM and 3GL
products, it is expected that this work will provide a strong platform from which we can utilize the latest in Metal Storm technology and know-how to produce new generation versions of ADWS and AICW to meet market demand as it arises.

The Area Denial Weapon System (ADWS) and Advanced Individual Combat Weapon
concepts were recently promoted, through the Australian Defence Science and
Technology Organisation (DSTO), at the Defence + Industry 2006 Conference in
Canberra, Australia. The promotion included display of one of the AICW prototypes.

This conference, held 19-21 June, was organised by the Defence Material
Organisation (DMO) to bring together Australia’s defence industry with the aim of providing practical guidance and advice for dealing with the DMO and its prime contractors.

The company understands what it has to do and is getting on with it. We have a sense of urgency and a unity of purpose which I believe will deliver us the results we are looking for.

Terry O’Dwyer
Executive Chairman

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:
Australia
Ian Gillespie, Chief Operating Officer – Metal Storm Limited - Ph: +61 (0) 7
3221 9733

US
Peter Faulkner, SVP US Operations – Metal Storm Inc. - Ph: +1 703 248 8218

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: 06/27/2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary